Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Sandy Spring Bancorp, Inc. for the registration of debt securities, common stock, preferred stock, warrants, depository shares, purchase contracts and units and to the incorporation by reference therein of our reports dated February 19, 2021, with respect to the consolidated financial statements of Sandy Spring Bancorp, Inc., and the effectiveness of internal control over financial reporting of Sandy Spring Bancorp, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia

February 22, 2021